CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,500,000	$204.60

Pricing supplement no. 1345 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 20-I dated January 5, 2012	Registration Statement No. 333-177923 Dated April 30, 2013; Rule 424(b)(2)

Structured Investments	$1,500,000 Auto Callable Contingent Interest Notes Linked to the Registered Shares of Foster Wheeler AG due May 21, 2014

General

•	The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the closing price of one share of the Reference Stock is greater than or equal to 65% of the Initial Stock Price, which we refer to as the Interest Barrier. In addition, if the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price, the notes will be automatically called. Investors in the notes should be willing to accept the risk of losing some or all of their principal and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates.
•	Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive a Contingent Interest Payment with respect to each Review Date for which the closing price of one share of the Reference Stock is greater than or equal to the Interest Barrier. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is August 15, 2013.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing May 21, 2014†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on April 30, 2013 and are expected to settle on or about May 3, 2013.

Key Terms

Reference Stock:	The registered shares, par value CHF 3.00 per share, of Foster Wheeler AG (NASDAQ Stock Market symbol “FWLT”). We refer to Foster Wheeler AG as “Foster Wheeler.”
Contingent Interest Payments:

If the notes have not been previously called and the closing price of one share of the Reference Stock on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $25.125 (equivalent to an interest rate of 10.05% per annum, payable at a rate of 2.5125% per quarter).

If the closing price of one share of the Reference Stock on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.

Interest Barrier / Trigger Level:	13.715, which is 65% of the Initial Stock Price (subject to adjustments)
Interest Rate:	10.05% per annum, payable at a rate of 2.5125% per quarter, if applicable
Automatic Call:	If the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
Payment at Maturity:	If the notes have not been previously called and the Final Stock Price is greater than or equal to the Trigger Level, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.
If the notes have not been previously called and the Final Stock Price is less than the Trigger Level, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less than the Initial Stock Price. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Stock Return)
If the notes have not been automatically called and the Final Stock Price is less than the Trigger Level, you will lose more than 35% of your principal amount and may lose all of your principal amount at maturity.
Stock Return:	Final Stock Price – Initial Stock Price Initial Stock Price
Initial Stock Price:	The closing price of one share of the Reference Stock on the pricing date, which was $21.10, divided by the Stock Adjustment Factor
Final Stock Price:	The closing price of one share of the Reference Stock on the final Review Date
Stock Adjustment Factor:	Set initially at 1.0 on the pricing date and subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See “General Terms of Notes — Additional Reference Stock Provisions — Anti-Dilution Adjustments” in the accompanying product supplement no. 20-I for further information.
Review Dates†:	August 15, 2013 (first Review Date), November 14, 2013 (second Review Date), February 13, 2014 (third Review Date) and May 16, 2014 (final Review Date)
Interest Payment Dates†:	With respect to each Review Date other than the final Review Date, the third business day after the related Review Date. The Contingent Interest Payment, if any, with respect to the final Review Date will be made on the maturity date.
Call Settlement Date†:	If the notes are automatically called on any Review Date, the first Interest Payment Date immediately following that Review Date
Maturity Date†:	May 21, 2014
CUSIP:	48126D4B2
†	Subject to postponement in the event of certain market disruption events and as described under “Description of Notes — Postponement of a Review Date — Notes Linked to a Single Component” and “Description of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 20-I

Investing in the Auto Callable Contingent Interest Notes involves a number of risks. See “Risk Factors” beginning on page PS-15 of the accompanying product supplement no. 20-I and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$10	$990
Total	$1,500,000	$15,000	$1,485,000
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $10.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-67 of the accompanying product supplement no. 20-I.

The estimated value of the notes as determined by JPMS when the terms of the notes were set was $967.50 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

April 30, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 20-I dated January 5, 2012. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated April 30, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 20-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 20-I dated January 5, 2012: http://www.sec.gov/Archives/edgar/data/19617/000089109212000156/e46781_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS-1
Auto Callable Contingent Interest Notes Linked to the Registered Shares of Foster Wheeler AG

What Are the Payments on the Notes, Assuming a Range of Performances for the Reference Stock?

The following table illustrates payments on the notes, assuming a range of performances for the Reference Stock on a given Review Date. The hypothetical payments set forth below assume an Initial Stock Price of $20.00 and an Interest Barrier and a Trigger Level of $13.00 (equal to 65% of the hypothetical Initial Stock Price) and reflect the Interest Rate of 10.05% per annum (payable at a rate of 2.5125% per quarter). Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

	Review Dates Prior to the Final Review Date		Final Review Date
Closing Price	Reference Stock Appreciation / Depreciation at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)	Stock Return	Payment at Maturity (2)
$36.000	80.00%	$1,025.125	80.00%	$1,025.125
$34.000	70.00%	$1,025.125	70.00%	$1,025.125
$32.000	60.00%	$1,025.125	60.00%	$1,025.125
$30.000	50.00%	$1,025.125	50.00%	$1,025.125
$28.000	40.00%	$1,025.125	40.00%	$1,025.125
$26.000	30.00%	$1,025.125	30.00%	$1,025.125
$25.000	25.00%	$1,025.125	25.00%	$1,025.125
$24.000	20.00%	$1,025.125	20.00%	$1,025.125
$23.000	15.00%	$1,025.125	15.00%	$1,025.125
$22.000	10.00%	$1,025.125	10.00%	$1,025.125
$21.000	5.00%	$1,025.125	5.00%	$1,025.125
$20.000	0.00%	$1,025.125	0.00%	$1,025.125
$19.000	-5.00%	$25.125	-5.00%	$1,025.125
$18.000	-10.00%	$25.125	-10.00%	$1,025.125
$17.000	-15.00%	$25.125	-15.00%	$1,025.125
$16.000	-20.00%	$25.125	-20.00%	$1,025.125
$15.000	-25.00%	$25.125	-25.00%	$1,025.125
$14.000	-30.00%	$25.125	-30.00%	$1,025.125
$13.000	-35.00%	$25.125	-35.00%	$1,025.125
$12.998	-35.01%	$0.000	-35.01%	$666.229
$12.000	-40.00%	$0.000	-40.00%	$615.075
$10.000	-50.00%	$0.000	-50.00%	$512.563
$8.000	-60.00%	$0.000	-60.00%	$410.050
$6.000	-70.00%	$0.000	-70.00%	$307.538
$4.000	-80.00%	$0.000	-80.00%	$205.025
$2.000	-90.00%	$0.000	-90.00%	$102.513
$0.000	-100.00%	$0.000	-100.00%	$0.000

(1) The notes will be automatically called if the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price.

(2) You will receive a Contingent Interest Payment in connection with a Review Date if the closing price of one share of the Reference Stock on that Review Date is greater than or equal to the Interest Barrier.

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how a payment set forth in the table above is calculated.

Example 1: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $20 to a closing price of $21 on the first Review Date. Because the closing price of one share of the Reference Stock on the first Review Date is greater than the Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the first Review Date. In addition, because the closing price of one share of the Reference Stock on the first Review Date is greater than the Initial Stock Price, the notes are automatically called. Accordingly, the investor receives a payment of $1,025.125 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $25.125 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.

Example 2: The closing price of one share of the Reference Stock decreases from the Initial Stock Price of $20 to a closing price of $12 on the first Review Date and $17 on the second Review Date and increases from the Initial Stock Price of $20 to a closing price of $21 on the third Review Date. Because the closing price of one share of the Reference Stock on the first Review Date is less than the Interest Barrier, no Contingent Interest Payment is made in connection with the first Review Date; however, the closing price of one share of the Reference Stock on each of the second and third Review Dates is greater than the Interest Barrier, so the investor is entitled to receive a Contingent Interest Payment in connection with each of the second and third Review Dates. In addition, because the closing price of one share of the Reference Stock on the third Review Date is greater than the Initial Stock Price, the notes are automatically called. Accordingly, the investor receives a payment of $25.125 in connection with the second Review Date and a payment of $1,025.125 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $25.125 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal

JPMorgan Structured Investments —	PS-2
Auto Callable Contingent Interest Notes Linked to the Registered Shares of Foster Wheeler AG

amount note, in connection with the third Review Date. Accordingly, the total amount paid on the notes over the term of the notes is $1,050.25 per $1,000 principal amount note.

Example 3: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the closing price of one share of the Reference Stock increases from the Initial Stock Price of $20 to a Final Stock Price of $26. The investor receives a payment of $25.125 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity and the Final Stock Price is greater than the Trigger Level and the Interest Barrier, the investor receives at maturity a payment of $1,025.125 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $25.125 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,100.50 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 4: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with two of the Review Dates preceding the final Review Date and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $20 to a Final Stock Price of $16. The investor receives two payments of $25.125 in connection with two of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity and the Final Stock Price is equal to the Trigger Level and the Interest Barrier, even though the Final Stock Price is less than the Initial Stock Price, the investor receives at maturity a payment of $1,025.125 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $25.125 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,075.375 per $1,000 principal amount note.

Example 5: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $20 to a Final Stock Price of $12. The investor receives a payment of $25.125 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity and the Final Stock Price is less than the Trigger Level and the Interest Barrier, the investor receives at maturity a payment of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

The total amount paid on the notes over the term of the notes is $675.375 per $1,000 principal amount note.

Example 6: The notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $20 to a Final Stock Price of $10. Because the notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date and the Final Stock Price is less than the Trigger Level and the Interest Barrier, the investor receives no payments over the term of the notes, other than a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

The hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-3
Auto Callable Contingent Interest Notes Linked to the Registered Shares of Foster Wheeler AG

Selected Purchase Considerations

•	QUARTERLY CONTINGENT INTEREST PAYMENTS — The notes offer the potential to earn a Contingent Interest Payment in connection with each quarterly Review Date of $25.125 per $1,000 principal amount note (equivalent to an interest rate of 10.05% per annum, payable at a rate of 2.5125% per quarter). If the notes have not been previously called and the closing price of one share of the Reference Stock on any Review Date is greater than or equal to the Interest Barrier, you will receive a Contingent Interest Payment on the applicable Interest Payment Date. If the closing price of one share of the Reference Stock on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price, your notes will be automatically called prior to the maturity date. Under these circumstances, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
•	THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED — If the notes are not automatically called, we will pay you your principal back at maturity so long as the Final Stock Price is greater than or equal to the Trigger Level. However, if the notes are not automatically called and the Final Stock Price is less than the Trigger Level, you will lose more than 35% of your principal amount and could lose up to the entire principal amount of your notes.
•	RETURN LINKED TO A SINGLE REFERENCE STOCK — The return on the notes is linked to the performance of a single Reference Stock, which is the registered shares of Foster Wheeler. For additional information see “The Reference Stock” in this pricing supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 20-I. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement no. 20-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to conclude that Contingent Interest Payments are not subject to U.S. withholding tax (at least if a Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

JPMorgan Structured Investments —	PS-4
Auto Callable Contingent Interest Notes Linked to the Registered Shares of Foster Wheeler AG

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 20-I dated January 5, 2012.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called, we will pay you your principal back at maturity only if the Final Stock Price is greater than or equal to the Trigger Level. If the notes are not automatically called and the Final Stock Price is less than the Trigger Level, you will lose 1% of your principal amount at maturity for every 1% that the Final Stock Price is less than the Initial Stock Price. Accordingly, under these circumstances, you will lose more than 35% of your principal amount and could lose up to the entire principal amount of your notes.
•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the Reference Stock. We will make a Contingent Interest Payment with respect to a Review Date only if the closing price of one share of the Reference Stock on that Review Date is greater than or equal to the Interest Barrier. If the closing price of one share of the Reference Stock on that Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid. Accordingly, if the closing price of one share of the Reference Stock on each Review Date is less than the Interest Barrier, you will not receive any interest payments over the term of the notes.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE PRICE OF THE REFERENCE STOCK — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the price of the Reference Stock, which may be significant. You will not participate in any appreciation in the price of the Reference Stock. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 20-I for additional information about these risks.

We and/or our affiliates may also currently or from time to time engage in business with Foster Wheeler, including extending loans to, or making equity investments in, Foster Wheeler or providing advisory services to Foster Wheeler. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Foster Wheeler, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

•	THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON THE FINAL REVIEW DATE— If the Final Stock Price is less than the Trigger Level, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Reference Stock. Because the Final Stock Price will be determined based on the closing price on a single day near the end of the term of the notes, the price of the Reference Stock at the maturity date or at other times during the term of the notes could be greater than or equal to the Trigger Level. This difference could be particularly large if there is a significant decrease in the price of the Reference Stock during the later portion of the term of the notes or if there is significant volatility in the price of the Reference Stock during the term of the notes, especially on dates near the final Review Date.
•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus the Contingent Interest Payment applicable to the relevant Review Date.
JPMorgan Structured Investments —	PS-5
Auto Callable Contingent Interest Notes Linked to the Registered Shares of Foster Wheeler AG

•	REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as three months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the maturity date.
•	JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) WILL LIKELY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period will likely be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the closing price of one share of the Reference Stock, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility in the price of the Reference Stock;
•	the time to maturity of the notes;
•	whether the closing price of one share of the Reference Stock has been, or is expected to be, less than the Interest Barrier on any Review Date and whether the Final Stock Price is expected to be less than the Trigger Level;
•	the dividend rate on the Reference Stock;
•	the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

JPMorgan Structured Investments —	PS-6
Auto Callable Contingent Interest Notes Linked to the Registered Shares of Foster Wheeler AG

•	NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
•	NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We have not independently verified any of the information about the Reference Stock issuer contained in this pricing supplement. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
•	SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
•	RISK OF THE CLOSING PRICE OF THE REFERENCE STOCK FALLING BELOW THE INTEREST BARRIER OR THE TRIGGER LEVEL IS GREATER IF THE PRICE OF THE REFERENCE STOCK IS VOLATILE — The likelihood of the closing price of one share of the Reference Stock falling below the Interest Barrier or the Trigger Level will depend in large part on the volatility of the price of the Reference Stock — the frequency and magnitude of changes in the price of the Reference Stock.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.
JPMorgan Structured Investments —	PS-7
Auto Callable Contingent Interest Notes Linked to the Registered Shares of Foster Wheeler AG

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Foster Wheeler is derived from publicly available sources, without independent verification. According to its publicly available filings with the SEC, Foster Wheeler designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction facilities, oil refining, chemical and petrochemical, pharmaceutical and biotechnology facilities and related infrastructures. The registered shares, par value CHF 3.00 per share, of Foster Wheeler (Bloomberg ticker: FWLT), which we refer to as the common stock of Foster Wheeler, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the relevant exchange for purposes of Foster Wheeler in the accompanying product supplement no. 20-I. Information provided to or filed with the SEC by Foster Wheeler pursuant to the Exchange Act can be located by reference to SEC file number 001-31305, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the common stock of Foster Wheeler based on the weekly closing prices of one share of the common stock of Foster Wheeler from January 4, 2008 through April 26, 2013. The closing price of one share of the common stock of Foster Wheeler on April 30, 2013 was $21.10. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on any Review Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your principal amount or the payment of any interest. We make no representation as to the amount of dividends, if any, that the Reference Stock will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS

JPMorgan Structured Investments —	PS-8
Auto Callable Contingent Interest Notes Linked to the Registered Shares of Foster Wheeler AG

and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) Will Likely Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Are the Payments on the Notes, Assuming a Range of Performances for the Reference Stock?” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Reference Stock” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-40 of the accompanying product supplement no. 20-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-9
Auto Callable Contingent Interest Notes Linked to the Registered Shares of Foster Wheeler AG